YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

Vote by Internet – QUICK ★★★ EASY
IMMEDIATE – 24 Hours a Day, 7 Days a Week or by Mail

ARCTURUS THERAPEUTICS LTD.

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on August 23, 2018.

INTERNET/MOBILE — www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY .

PROXY

▲ FOLD HERE · DO NOT SEPARATE · INSERT IN ENVELOPE PROVIDED ▲

Please mark your votes like this **X**

1. Approval of appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal year ending 12/31/18 and to authorize the Board to determine its compensation, as provided in Item 1 of the Proxy Statement. FOR ☐ AGAINST ☐ ABSTAIN ☐

2. Approval of the Company's Amended and Restated Compensation Policy, as provided in Item 2 and Appendix A of the Proxy Statement. FOR ☐ AGAINST ☐ ABSTAIN ☐

Is the undersigned a controlling shareholder or have a personal interest in this item[1]? YES ☐ NO ☐

IMPORTANT: If you do not respond negatively to this item, your vote will not be counted in the required majority to approve this proposal.

3. Approval of the Company's 2018 Omnibus Equity Incentive Plan, as provided in Item 3 and Appendix B of the Proxy Statement. FOR ☐ AGAINST ☐ ABSTAIN ☐

4. Approval of the re-election of the following individuals as directors of the Company, as provided in Item 4 of the Proxy Statement:

	FOR	AGAINST	ABSTAIN
(1) Mr. Joseph Payne	☐	☐	☐
(2) Dr. Peter Farrell	☐	☐	☐
(3) Mr. Andy Sassine	☐	☐	☐
(4) Dr. Magda Marquet	☐	☐	☐
(5) Mr. James Barlow	☐	☐	☐

5. Approval of the compensation terms of the following individuals as directors of the Company, as provided in Item 5 of the Proxy Statement:

	FOR	AGAINST	ABSTAIN
(1) Dr. Peter Farrell	☐	☐	☐
(2) Dr. Magda Marquet	☐	☐	☐
(3) Mr. James Barlow	☐	☐	☐

6. Approval of the compensation terms of Mr. Andy Sassine as a director and interim CFO of the Company, as provided in Item 6 of the Proxy Statement FOR ☐ AGAINST ☐ ABSTAIN ☐

7. Approval of the compensation terms of Mr. Joseph Payne as a director and President and CEO of the Company, as provided in Item 7 of the Proxy Statement. FOR ☐ AGAINST ☐ ABSTAIN ☐

Is the undersigned a controlling shareholder or have a personal interest in this item[1]? YES ☐ NO ☐

IMPORTANT: If you do not respond negatively to this item, your vote will not be counted in the required majority to approve this proposal.

8. Approval of the compensation terms of Dr. Padmanabh Chivukula, as Chief Scientific Officer and Chief Operating Officer of the Company, as provided in Item 8 of the Proxy Statement FOR ☐ AGAINST ☐ ABSTAIN ☐

Is the undersigned a controlling shareholder or have a personal interest in this item[1]? YES ☐ NO ☐

IMPORTANT: If you do not respond negatively to this item, your vote will not be counted in the required majority to approve this proposal.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Extraordinary Meeting or any adjournment or postponement thereof.

Name ____________________ Signature ____________________

Name ____________________ Signature ____________________

[1] As further described under "Vote Required for Approval of Proposals 2, 7, and 8" in the Proxy Statement.

CONTROL NUMBER

Signature____________________ **Signature, if held jointly**____________________ **Date**__________**, 2018.**

Note: Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as an executor, administrator, trustee, or guardian, please give the full title as such. If the signer is a corporation, please sign the full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.

The Proxy Statement is available at:
http://www.cstproxy.com/arcturusrx/egm2018.
The Company's Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on May 14, 2018 is available for viewing and downloading on the SEC's website at www.sec.gov, as well as at the Investor Relations section of the Company's website:
http://ir.arcturusrx.com/investor-relations

▲ FOLD HERE · DO NOT SEPARATE · INSERT IN ENVELOPE PROVIDED ▲

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

ARCTURUS THERAPEUTICS LTD.

The undersigned hereby appoints Dr. Peter Farrell, Mr. Andy Sassine, Dr. Magda Marquet, and Mr. James Barlow, each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Arcturus Therapeutics Ltd. (the "Company") which the undersigned is entitled to vote at the Annual and Extraordinary General Meeting of Shareholders (the "Meeting") to be held at 10:00 a.m. (Pacific Time) on Friday, August 24, 2018, at the offices of Arcturus' U.S. legal counsel, Dentons US LLP, located at 4655 Executive Drive, Suite 700, San Diego, CA 92121, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Meeting and Proxy Statement relating to the Meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE WITH RESPECT TO ANY MATTER, THIS PROXY WILL BE VOTED FOR IN SUCH MATTER. ANY AND ALL PROXIES HERETOFORE GIVEN BY THE UNDERSIGNED ARE HEREBY REVOKED.

(Continued, and to be marked, dated and signed, on the other side)